UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42839

ChowChow Cloud International Holdings Limited

Unit 03, 23/F, Aitken Vanson Centre,

No. 61 Hoi Yuen Road, Kwun Tong

Kowloon, Hong Kong

+852 3461 3788

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 27, 2025, the board of directors of ChowChow Cloud International Holdings Limited (the “Company”) appointed Mr. Chang Hong-Ze as an executive director of the Company.

Mr. Chang, aged 30, is a senior technology and management professional with extensive experience in cloud computing, enterprise digital transformation, and technical team leadership. He is familiar with technology industry ecosystem in Taiwan and Greater China, and has experience in cross-regional collaboration and international business expansion. From January 2020 to June 2023, Mr. Chang worked for Creative Cloud Computing Technology Co., Ltd. as technical manager, where he was responsible for the technical planning and team management of the cloud computing product line, leading the development of hybrid cloud solutions based on AWS and Azure. Before that, Mr. Chang served as technical manager at Taiwan Cloud Light Technology Limited during July 2017 and December 2019, where he played a key role in the technical architecture design and implementation of cloud computing and data center solutions. Mr. Chang received his bachelor of information engineering from National Taiwan University of Science and Technology in 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChowChow Cloud International Holdings Limited

Date: October 31, 2025	By:	/s/ Yee Kar Wing
	Name:	Yee Kar Wing
	Title:	Chairman of the Board and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Employment Agreement between Mr. Chang Hong-Ze and ChowChow Cloud International Holdings Limited, dated October 27, 2025

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